UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement, and the registration statement on Form F-3ASR (Registration Number 333-291657) of the Company, filed by the Company with the SEC on November 19, 2025 (the “Resale Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Resale Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Chief Financial Officer

On November 26, 2025, Dr. Fabio Scacciavillani gave written notice of his resignation as the Chief Financial Officer of the Company, effective as of December 31, 2025 (the “Resignation Letter”). Dr. Scacciavillani’s resignation was not a result of any disagreement relating to the Company’s operations, policies or practices.

Pursuant to the Resignation Letter, Dr. Scacciavillani also provided notice to the Company of termination, effective as of December 31, 2025, of that certain Executive Consulting Services Agreement, dated as of September 3, 2025, by and between Dr. Scacciavillani and the Company, pursuant to the terms thereof.

Appointment of Chief Financial Officer

On December 2, 2025, the Company appointed Asel Mukhamejarova as the Company’s Chief Financial Officer, effective as of January 1, 2026.

Ms. Mukhamejarova holds an MBA in Finance and Management Information Systems from Binghamton University School of Management and a bachelor’s degree in international economics from the Kazakh State Economic University. Prior to joining the Company, Ms. Mukhamejarova served in various financial roles at Chia Network from 2021 to 2025, most recently as Vice President of Finance. Previously, she served as Head of Technical Accounting, Financial and Regulatory Reporting and Co-Chief Accounting Officer at Blockchain.com from 2019 to 2021.

Under the terms of her employment agreement (the “Mukhamejarova Employment Agreement”), Ms. Mukhamejarova will receive an annual base salary of $400,000, with eligibility for a performance-based annual bonus in a target amount equal to 100% of her annual base salary. Bonus attainment is expected to be based upon (i) the Company’s Solana per share (“SPS”) performance measured against the SPS performance of a cohort of peers and (ii) the Company’s achievement of certain equity fundraising milestones. Subject to approval by the Company’s board of directors and pursuant to the terms of the Company’s 2022 Equity Incentive Plan, as amended, she will also be entitled to a grant of restricted stock units valued at $2 million, to vest over a period of four years, conditioned on her continued service to the Company over that period.

The Mukhamejarova Employment Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference. The description of the Mukhamejarova Employment Agreement contained herein is qualified in its entirety by reference to such exhibit.

Exhibit No.	Description
10.1	Employment Agreement between Brera Holdings PLC and Asel Mukhamejarova.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2025	BRERA HOLDINGS PLC

	By:	/s/ Marco Santori
Marco Santori
Chief Executive Officer

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